EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except ratios)

Pretax income from continuing operations	$278,611	$(83,517)	$339,001	$314,896	$(159,464)

Add: Fixed charges	102,758	77,841	58,030	29,558	31,702
Add: Amortization of capitalized interest	11,784	9,095	5,107	2,991	2,697
Less: Capitalized interest	(10,952)	(12,135)	(10,785)	(4,337)	(1,902)
Earnings before fixed charges	$382,201	$(8,716)	$391,353	$343,108	$(126,967)

Fixed charges:
Interest expense (1)	89,711	63,720	45,849	24,196	28,856
Capitalized interest	10,952	12,135	10,785	4,337	1,902
Interest expense component of rent (2)	2,095	1,986	1,396	1,025	944
Total fixed charges	$102,758	$77,841	$58,030	$29,558	$31,702

Ratio of earnings to fixed charges	3.7	—	6.7	11.6	—
Insufficient coverage	$—	$86,557	$—	$—	$158,669

(1) Includes amortization of discount and deferred financing costs.
(2) Represents a reasonable approximation of the rental factor.